LBO Capital Corp.

23399 Commerce Dr. Ste B-1 ∙ Farmington Hills, MI ∙ 48335 USA

248.994.009-tel  www.lbocapitalcorp.com  248.489.9495-fax

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July 21, 2009

United States

Securities and Exchange Commission (“SEC”)

Washington, D.C. 20549-3561

Attention: Mr. John Reynolds

               Assistant Director

                    Re: LBO Capital Corp.

                           File No. 33-19107

Dear Mr. Reynolds:

We have received your letter dated July 10, 2009 and we are in the process of reviewing the issues raised in it.  We appreciate the SEC’s efforts to assist us in compliance with the applicable disclosure requirements and we are committed to do the best we can to satisfy those requirements.

Due to the high volume of the reports under review, which includes Form 10K for December 31, 2008, Form 10-Q for March 31, 2009, Form 10Q/A for September 30, 2008, and Form 8-K for September 16, 2008, we are unable to submit a response within the time frame indicated in your July 10, 2009 letter.  We respectfully request an extension of time until August 7 to prepare and file a response via Edgar.

Thank you for considering our request.

/s/ Majlinda Xhuti

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Chief Financial Officer